Exhibit 99.2

May 28, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Immediate Report Regarding Gazit-Globe Conference Call Presentation

for Q1 2013 Financial Results

Below please find a presentation which will be presented at the analysts’ conference call scheduled for today at 17:00 (Israel time), following the publication of the Company’s financial reports as of March 31, 2013 (the “Financial Reports”).

Pages 6,7,12,13,15,16, and 18 contain information which is not included in the Financial Reports. In addition, the information included in the presentation may be presented in a different manner than it is presented in the Financial Reports, including the information provided in page 14 of the presentation which is not presented in the same manner in the Financial Reports, but can be extracted from the data included in the Financial Reports.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

      Gazit-Globe, Ltd.

A GLOBAL REAL ESTATE PLATFORM LOCATION LOCATION LOCATION Gazit-Globe - Conference Call Presentation Q1 2013 Financial Results May 28, 2013

LOCATION LOCATION Disclaimer LOCATION This presentation may include forward-looking statements, including forecasts, evaluations, estimates and other information relating to future events and issues. Forward-looking statements may relate to, among other things, revenues, earnings, cash flows, capital expenditures and other financial items. Forward-looking statements may also relate to our business strategy, goals and expectations concerning our market position, future operations, profitability, liquidity and capital resources. All statements other than statements of historical facts are forward-looking statements and can be identified by the use of forward-looking terminology such as the words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will” and similar terms and phrases. Any forward-looking information contained in this presentation is based, in addition to existing information of the company, on present company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends. Although we believe the assumptions upon which any forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our business and operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Forward-looking statements are based on current expectations and are not guarantees of future performance. Actual results and trends in the future may differ materially from those suggested or implied by any forward-looking statements in this presentation depending on a variety of factors including those described in greater detail in our Periodical and Annual Reports, Registration Statement on Form F-1, Annual Report on Form 20F and in other information we file and furnish with the Israel Securities Authority and the Securities and Exchange Commission, including under the heading “Risk Factors.” All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, we undertake no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this presentation. The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit-Globe Ltd. or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Gazit-Globe Ltd.

LOCATION LOCATION LOCATION Roni Soffer President

LOCATION
LOCATION
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# Global Presence

GAZIT-GLOBE



Edmonton
Vancouver
Calgary
Toronto
Montreal
San Francisco
Boston
Los Angeles
New York
Atlanta
Miami
Stockholm
Helsinki
Tallinn
Moscow
Frankfurt
Prague
Tel Aviv
Sao Paulo
Rio Grande do Sul

- Listed on the **Tel-Aviv Stock Exchange** (TASE: GZT) & **New York Stock Exchange** (NYSE: GZT)
- Focused on **supermarket-anchored shopping centers**
- **NIS 76.4 billion (~US$ 21 billion)** in assets under management, over **600 properties**
- Approximately **NIS 7.0 billion (US$ 1.9 billion)** in annual rent, more than **US$ 5 million** per day
- **6.8 million sqm of GLA**, more than **15,000 lease agreements**
- Approximately **NIS 285 million (US$ 78 million)** in annual dividend for **2013**, NIS 1.72 per share
- Domestic Credit Rating: **ilAA- Stable** (S&P Maalot), **Aa3 Stable** (Midroog, Moody's subsidiary)

Based on full inclusion of the value of properties managed by the Group
Numbers in USD are presented based on the exchange rate as of March 31, 2013 of 1 USD = 3.648 NIS

4

Rental s) +6% +5% Strong 340 Growth in 1,259 Operational 883 Parameters 840 Q1 2012 Q1 2013 Q1 2012 Q1 2013 FFO Per Share (NIS) FFO (NIS millions) +18% +19% 0.90 150 Growth in FFO and FFO 0.76 126 Per Share Q1 2012 Q1 2013 Q1 2012 Q1 2013

LOCATION LOCATION Organic Growth LOCATION Q1/2013 Same Property NOI Growth (*) Regional Breakdown 3.1% 3.7% Strong 2.7% tenants mix upermarkets 1.2% nd necessity-driven retailers North Europe Israel Total America upancy Q1/2012 Q1/2013 94.3% 94.7 Regional Occupancy Breakdown 98.1% 98.6% 96.3% 96.1% 93.4% 93.7% North America Europe Israel Total

LOCATION External Growth - Investment Activity, LOCATION LOCATION NIS 629 million Total Investments NIS million 1-3/2013 % New properties acquisition 264 42% Development & redevelopment 365 58% Total 629 100% Dispositions and recycle of capital (611) 1-3/2013 - Investment Canada 13% Europe 2% 9% USA Israel 13% 63% Brazil In addition, Citycon closed the acquisition of the Kista Galleria shopping center, located in Stockholm, Sweden, through a joint (50%) venture with Together with the Canada Pension Plan Investment Board (CPPIB) for a total consideration of EUR 530 million

LOCATION Urbanization, Quality, Growth LOCATION LOCATION Plaza New Westminster, Greater Vancouver Area, Canada

LOCATION Urbanization, Quality, Growth LOCATION LOCATION Serramonte Shopping Center, San Francisco, USA

LOCATION LOCATION LOCATION Gil Kotler Senior Executive VP & Chief Financial Officer

LOCATION LOCATION Financial Results for Q1 2013 LOCATION 3 months ended March 31st (in NIS million except per share data) 2013 2012 (*) Change % Property rental income 1,340 1,259 6% NOI 883 840 5% NOI margin 65.9% 66.8% - FFO 150 126 19% FFO per share (NIS) 0.90 0.76 18% Cash flow from operating activities 72 112 - Fair value gain on investment property 177 313 - Net income attributable to equity holders of the company 345 258 - Diluted net earnings per share attributable to equity holders of the Company 2.08 1.51 - (*) Retroactively adjusted due to the implementation of new accounting standards

LOCATION Foreign Exchange Adjustments LOCATION Operational figures based on the average exchange rates in 2012 3 months ended March 31st % change excl. FX (NIS million) 2013 2012 (*) fluctuation Property rental income 1,364 1,259 8% NOI 899 840 7% Proportionate consolidated NOI 535 528 1% Assets Shareholders’ Equity USD 2% 24% 33% 9% Euro CAD 33% 32% 35% 32% Brazilian Real & NIS (*) Retroactively adjusted due to the implementation of new accounting standards

LOCATION Fair Value of Investment Property LOCATION Change in fair value (pre-tax, Consolidated) (NIS million) 3 months ended March 31st 2013 2012 (*) 62 (6) 52 295 42 31 25 (2) (4) (5) 177 313 41 18

LOCATION Balance Sheet Highlights LOCATION As of March 31st As of December 31st (in NIS million except per share data) 2013 2012 (*) 2012 Total Assets 69,846 64,492 71,062 Investment Properties & Development 57,778 54,457 59,753 Interest Bearing Liabilities 39,889 37,992 40,834 Total Equity 22,399 19,797 22,649 Shareholder’s Equity 7,618 7,395 7,849 Shareholder’s Equity Per Share 46.1 44.9 47.5 EPRA NAV per share 54.1 51.6 56.9 Net Debt to Total Assets 55.6% 57.8% 56.1% Average Interest Rate 4.7% 4.9% 5.2% (*) Retroactively adjusted due to the implementation of new accounting standards

LOCATION LOCATION Deleveraging and Equity Increase (*) LOCATION Shareholders’ Equity (NIS Millions) Net Debt to Total Assets 10,000 70% ,618 64 7,500 65% 5,189 5,000 60% 3,334 56.1% 55.6% 2,500 55% 0 50% 31/12/08 31/12/09 31/12/10 31/12/11 31/12/12 31/3/13 31/12/08 31/12/09 31/12/10 31/12/11 31/12/12 31/3/13

LOCATION Net Asset Value LOCATION Shareholders’ Equity and EPRA NAV Per Share EPRA NAV Per Share Shareholders’ Equity Per Share 59.7 56.2 56.9 54.1 51.6 50.4 48.0 47.5 44.9 46.1 Q1 2012 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q1 2012 Q2 2012 Q3 2012 Q4 2012 Q1 2013 In the last 12 months the Company distributed NIS 269 million in dividends, NIS 1.63 per share (*) 2011 Numbers retroactively adjusted due to the implementation of new accounting standards

LOCATION LOCATION Debt Maturity Schedule LOCATION NIS Millions Mortgages Bank Loans 2,276 298 2,058 Bonds 313 1,632 1,534 110 26 481 996 1,344 534 67 1,059 1,026 1,013 990 851 507 20 22 833 133 36 84 1,522 603 234 1,264 982 974 1,006 991 857 731 182 770 599 274 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 and After Staggered Debt Maturities at the Company Level

LOCATION Liquidity and Financial Strength LOCATION Liquidity Leverage Unencumbered Assets NIS 8.1 bn NIS Billions -9.3% 12.4% 6.1 64.9% 37.2 NIS 2.0 bn 33.1 2.0 at the 55.6% company level Mar. 2013 Dec. 2008 Mar. 2013 Mar. 2012 Mar. 2013 Q1 2013 Access to Capital Markets Strong Credit Rating Midroog, Moody’s subsidiary: Aa3 Equity S&P Maalot: ilAA- Moody’s: Baa2 S&P: BBB- (Positive) 1.0 0.5 Moody’s: Baa2 DBRS: BBB (High) Bonds and S&P: BBB- Convertible Fitch: BBB- Bonds S&P: BBB- Moody’s: Baa3

LOCATION LOCATION Demonstrated Long-Term Value Creation LOCATION Consistent & Growing Dividends for 14 Years 2.00 1.80 (NIS) 1.60 1.40 Share 1.20 CAGR 11.2% Per 1.00 Dividend 0.80 0.60 0.39 0.40 0.20 0.00 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 E The dividend policy for 2013 is a minimum quarterly dividend payment of NIS 0.43 per share (NIS 1.72 per share annualized)

LOCATION LOCATION For More Information: LOCATION 1 HaShalom Rd. Tel Aviv 67892, Israel Tel: +972 3 694 8000, E-mail: IR@GazitGroup.com